Angel Oak Financial Institutions Income Term Trust

One Buckhead Plaza

3060 Peachtree Road NW, Suite 500

Atlanta, GA 30305

May 11, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street N.E.

Washington, D.C. 20549

Re:	Angel Oak Financial Institutions Income Term Trust

(File No. 333- 222966)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Angel Oak Financial Institutions Income Term Trust (the “Fund”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Fund’s registration statement on Form N-2 (together with all exhibits thereto) in connection with the proposed initial registration of the Fund’s common shares of beneficial interest (together with all amendments and exhibits thereto, the “Registration Statement”). No securities were issued or sold pursuant to the Registration Statement.

The Fund intends to de-register under the Investment Company Act of 1940, as amended, by filing for an order declaring that the Fund has ceased to be an investment company on Form N-8F as soon as practicable.

Pursuant to the foregoing, the Fund hereby respectfully requests that the withdrawal of the Registration Statement be effective as of the date hereof or as soon as practicable thereafter and that a written order granting the withdrawal of the Registration Statement be issued by the Commission. Pursuant to paragraph (b) of Rule 477 of the Securities Act, we understand that this request for withdrawal will be deemed granted as of the date of the filing of this letter unless we are otherwise notified within 15 calendar days of the filing of this letter.

Any questions or comments regarding this filing should be directed to our counsel, Stephen T. Cohen of Dechert LLP, at 212.261.3304.

Sincerely,

ANGEL OAK FINANCIAL INSTITUTIONS INCOME TERM TRUST

By:	/s/ Dory S. Black
Dory S. Black
President and Principal Executive Officer